SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)(1)


                                LOGIMETRICS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   54141 01 06
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                  July 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 57 Pages

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 54141 01 06                                         Page 2 of 57 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MARK B. FISHER

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       BK, SC, WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       UNITED STATES

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,754,660
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,754,660
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,754,660

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 57 Pages

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 54141 01 06                                         Page 3 of 57 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MBF CAPITAL CORP.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       SC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       NEW YORK

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            500,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             500,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 57 Pages

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 54141 01 06                                         Page 4 of 57 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MBF BROADBAND SYSTEMS, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,036,440
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,036,440
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,036,440

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 57 Pages

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 54141 01 06                                         Page 5 of 57 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PHINEAS BROADBAND SYSTEMS, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,000,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,000,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 57 Pages

     This statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D") of Mr. Mark B. Fisher with respect to the common stock, par value $.01 per share (the "Common Stock") of Logimetrics, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 amends the initial statement of Mr. Fisher on Schedule 13D dated with respect to the event dated March 7, 1996 and includes three additional reporting persons controlled by Mr. Fisher. The additional reporting persons are MBF Capital Corp., MBF Broadband Systems, L.P., and Phineas Broadband Systems, L.P.

Item 1. Security and Issuer.

     This Amendment No. 1 is being filed to report the transactions by each of Mr. Fisher, MBF Capital Corp., MBF Broadband Systems, L.P. and Phineas Broadband Systems, L.P. (collectively, the "Reporting Persons") in the following securities of the Company that are convertible into or exercisable to purchase Common Stock: Class A 13% Convertible Senior Subordinated Pay- In-Kind Debentures Due 1999 (the "Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Series G Warrants (the "G Warrants"), which G Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.50 per share; Series H Warrants (the "H Warrants"), which H Warrants are exercisable for a period of seven
     (7) years to purchase shares of Common Stock at an exercise price of $.60 per share; and Series I Warrants (the "I Warrants"), which I Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $1.125 per share.

          On July 29, 1997, certain investors, including the Reporting Persons, entered into a Purchase Agreement relating to a proposed financing (the "Financing") of the Company, consisting of up to $3,583,333 principal amount of Debentures, up to 9,350,000 G Warrants at a purchase price of $.07 per G Warrant, up to 1,433,333 H Warrants at a purchase price of $.06 per H Warrant and up to 716,667 I Warrants at a purchase price of $.04 per I Warrant, for aggregate gross proceeds to the Company of up to $4,352,500. On July 30, 1997, certain of the foregoing investors, including certain of the Reporting Persons, consummated the first closing of the initial purchase (the "Initial Purchase") of such Financing, consisting of an aggregate of $2,535,942 principal amount of Debentures, 6,866,129 G Warrants, 1,074,114 H Warrants and 537,057 I Warrants. One of the Reporting Persons has the right, in a second closing of the Initial Purchase, to purchase $214,058 principal amount of Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants. Certain investors, including certain of the Reporting Persons,

                               Page 6 of 57 Pages
     have an option to purchase (the "Optional Purchase"), at any time until April 29, 1998, in the aggregate, $833,333 principal amount of Debentures, 2,000,000 G Warrants, 333,333 H Warrants and 166,667 I Warrants.

     The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.


Item 2. Identity and Background

     (a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mark B. Fisher, an individual, MBF Capital Corp., a New York corporation ("MBF Capital"), MBF Broadband Systems, L.P., a New York limited partnership ("MBF Broadband"), and Phineas Broadband Systems, L.P., a New York limited partnership ("Phineas"). Mr. Fisher, MBF Capital, MBF Broadband and Phineas are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with the other investors in the Financing.


                               Page 7 of 57 Pages

     (b) - (c)

     Mark B. Fisher

     Mr. Fisher is principally employed as the President of MBF Capital, a firm that makes direct investments in and advises technology driven companies. The principal business address of Mr. Fisher is 12 E. 49th Street, 35th Floor, New York, NY 10017.

     MBF Capital Corp.

     MBF Capital is a corporation that makes direct investments in and advises technology driven companies. Mark B. Fisher is the sole officer, director and shareholder of MBF Capital. The principal business address of MBF Capital is 12 E. 49th Street, 35th Floor, New York, NY 10017.

     MBF Broadband Systems, L.P.

     MBF Broadband is a limited partnership which was formed solely for the purpose of investing in the Company. The general partner of MBF Broadband is MBF Broadband Systems, Inc., a corporation of which Mark B. Fisher is the sole officer, director and shareholder. The principal business address of MBF Broadband is 12 E. 49th Street, 35th Floor, New York, NY 10017.

     Phineas Broadband Systems, L.P.

     Phineas is a limited partnership which was formed solely for the purpose of investing in the Company. The general partner of Phineas is MBF Broadband Systems, Inc., a corporation of which Mark B. Fisher is the sole officer, director and shareholder. The principal business address of Phineas is 12
     E. 49th Street, 35th Floor, New York, NY 10017.

     (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal


                               Page 8 of 57 Pages
     or state securities laws or a finding of any violation with respect to such laws.

     (f) Mr. Fisher is a citizen of the United States of America. MBF Capital is a New York corporation. MBF Broadband is a New York limited partnership. Phineas is a New York limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of the $125,000 used by Mr. Fisher to purchase $107,029 principal amount of Debentures, 241,935 G Warrants, 12,943 H Warrants and 6,472 I Warrants, was from a portion of the proceeds of a loan (the "Loan") taken by Mr. Fisher from The Bank of New York in the principal amount of $160,000 which loan is due on July 28, 1998 and bears interest at the ABR flat rate. The complete terms of the Loan are described in the Fisher Loan Agreement attached hereto as Exhibit 2.


     The source of the funds used by MBF Capital to purchase 500,000 G Warrants was a non-recourse loan from the Company in the principal amount of $35,000 The principal amount of the loan and interest at the rate of 6.07% per annum are due on July 29, 2000, provided that the only recourse of the Company is to the 500,000 G Warrants which were pledged to the Company to secure such loan. The complete terms of the loan are described in the Non-Recourse Secured Promissory Note and Pledge Agreement attached hereto as Exhibits 3.1 and 3.2, respectively.

     MBF Broadband has the right to purchase, within twenty-one (21) days of July 29, 1997, which date is in the process of being extended to September 15, 1997, $214,058 principal amount of Debentures; 483,871 G Warrants;, 25,886 H Warrants and 12,943 I Warrants. Such purchase, if consummated, will be made with working capital.

     The source of the $88,256 used by Phineas to purchase 383,721 G Warrants, 767,442 H Warrants and 383,721 I Warrants was working capital.

     Phineas has the right to purchase, as part of the Optional Purchase, 116,279 G Warrants, 232,558 H Warrants and 116,279 I Warrants. Such purchase, if consummated, will be made with working capital.


Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Debentures, G Warrants, H Warrants and I Warrants of the Company


                               Page 9 of 57 Pages
     reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the Debentures, G Warrants, H Warrants and/or I Warrants or other securities of the Company that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

     Each of the Reporting Persons has entered into a stockholders' agreement (a copy of which is attached hereto as Exhibit 4, the "Stockholders' Agreement") with the Company and Charles Brand, the Chairman and Chief Executive Officer of the Company and the Company's largest shareholder, in which the Reporting Persons agreed, among other things, to certain limitations on their ability to dispose of their shares of the Common Stock, grant and are granted certain "tag-along" rights with respect to future sales of the Common Stock, and agree to vote their shares of Common Stock for the appointment of certain nominees as members of the Company's Board of Directors and for certain other matters as set forth below. The Reporting Persons, except for Phineas, entered into a separate stockholders' agreement with certain investors in the Initial Purchase (the "InterPurchaser Agreement") pursuant to which the Reporting Persons granted and were granted certain additional "tag-along" rights with respect to future sales of Common Stock.

     Prior to closing of the Optional Purchase, the Board of Directors of the Company (the "Board") will consist of seven members, four of whom will be nominated by Charles Brand (the "Brand Directors") and the remaining three of whom will be nominated by holders of a majority of the investment in the Financing (the "Majority Investors"). Upon closing of the Optional Purchase, the Majority Investors will have a right to nominate an additional member to the Board. The Majority Investors and Mr. Brand will collectively have the right to nominate an additional director if Cerberus Partners, L.P. ("Cerberus") exercises its current right to appoint a Board member. At any time that the Board consists of four members appointed by Mr. Brand and four members appointed by the Majority Investors, Mr. Brand and the Majority Investors will collectively have the right to nominate an additional member to the Board. In the event that a new Chief Executive Officer of the Company is also appointed to the Board he will replace one of Mr. Brand's nominees.

     Among other things, the Stockholders' Agreement provides that a majority of the Directors appointed by the Majority Investors can recommend to the Board that

                               Page 10 of 57 Pages
     the Company be sold and Mr. Brand and any transferee of his securities have agreed to use their best efforts to cause the Brand Directors to vote in favor of the sale provided that such recommendation is consistent with their fiduciary duties.

     Certain amendments have been made to the by-laws of the Company to implement the provisions of the Stockholders' Agreement.

     Except as otherwise set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) - (b)

     According to information provided to the Reporting Persons by the Company, there were, as of July 29, 1997, 24,841,434 shares of Common Stock of the Company issued and outstanding.


                               Page 11 of 57 Pages

     Mark B. Fisher

     Mr. Fisher beneficially owns 4,754,660 shares of Common Stock, comprised of 120,000 shares of Common Stock; 60,000 shares issuable upon exercise of 60,000 Series A Warrants which are exercisable at any time until July 15, 2002 at an exercise price of $.25 per share; 520,000 shares issuable upon exercise of 520,000 Series B Warrants which are exercisable at any time until July 15 2002 at an exercise price of $.25 per share; 770,610 shares issuable upon exercise of $321,087 principal amount of Debentures; 1,725,806 shares issuable upon exercise of 1,725,806 G Warrants; 1,025,886 shares issuable upon exercise of 1,025,886 H Warrants; and 519,415 shares issuable upon exercise of 519,415 I Warrants; comprising 16.5% of the issued and outstanding shares of Common Stock. The foregoing shares of Common Stock, Series A Warrants, Series B Warrants and $107,029 principal amount of Debentures, 241,935 G Warrants, 12,943 H Warrants and 6,472 I Warrants are owned by Mr. Fisher individually. With respect to the remaining securities set forth above and described in more detail below, Mr. Fisher may be deemed to be a beneficial owner of such securities by virtue of his being the ultimate person in a position to determine the investment and voting decisions of each of MBF Capital, MBF Broadband and Phineas with respect to such securities.

     Mr. Fisher has the sole power to vote and dispose of all such securities.

     MBF Capital Corp.

     MBF Capital beneficially owns 500,000 shares of Common Stock, comprised of 500,000 shares issuable upon exercise of 500,000 G Warrants, comprising 2.0% of the issued and outstanding shares of the Common Stock.

     MBF Capital has the sole power to vote and dispose of all such securities.

     MBF Broadband Systems, L.P.

     Pursuant to the Purchase Agreement dated July 29, 1997, MBF Broadband has the right to purchase, until August 21, 1997, unless extended by the Company, $214,058 principal amount of Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants. Upon the purchase of such securities, MBF Broadband will have the right to purchase 1,036,440 shares of Common Stock, comprised of 513,740 shares issuable upon exercise of

                               Page 12 of 57 Pages
     the Debentures, 483,871 shares issuable upon exercise of the G Warrants, 25,886 shares issuable upon exercise of the H Warrants and 12,943 shares issuable upon exercise of the I Warrants, comprising 4.0% of the issued and outstanding shares of the Common Stock.

     MBF Broadband will have the sole power to vote and dispose of all such securities.

     Phineas Broadband System, L.P.

     Phineas beneficially owns 2,000,000 shares of Common Stock, comprised of
     (a) 383,721 shares issuable upon exercise of 383,721 G Warrants, 767,442 shares issuable upon exercise of 767,442 H Warrants and 383,721 shares issuable upon exercise of 383,721 I Warrants currently owned by Phineas, and (b) 116,279 shares issuable upon exercise of 116,279 G Warrants, 232,558 shares issuable upon exercise of 232,558 H Warrants and 116,279 shares issuable upon exercise of 116,279 I Warrants, which Phineas has the right to purchase as part of the Optional Purchase.

     Such 2,000,000 shares of Common Stock comprise 7.5% of the issued and outstanding shares of the Common Stock.

     Phineas has and will have the sole power to vote and dispose of all such securities.

     (c) On July 14, 1997, Mr. Fisher converted $30,000 principal amount of Debentures into 120,000 shares of Common Stock.

     Other than as set forth above and elsewhere in this Item 5, neither Mr. Fisher, MBF Capital, MBF Broadband nor Phineas effected any transactions in the Shares during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                               Page 13 of 57 Pages

Item 6. Contracts, Arrangements, Understandings or
        Relationships
        with respect to Securities of the Issuer.

     Reference is made to Item 3 above regarding, certain loan arrangements and
     Item 4 above regarding certain arrangements relating to transfer or voting of securities.

     Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     1   Agreement dated August 11, 1997 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1).

     2 Promissory Note dated July 28, 1997 issued by Mark B. Fisher to the order of The Bank of New York.

     3.1 Non-Recourse Secured Promissory Note dated July 29, 1997 issued by MBF Capital Corp. to the order of the Company.

     3.2  Pledge Agreement dated July 29, 1997 between MBF Capital and the
     Company.

     4 Stockholders' Agreement dated July 29, 1997 among the Company and several stockholders, including the Reporting Persons.

     5 Stockholders Agreement [InterPurchaser Agreement] dated as of July 1997 among several stockholders of the Company, including the Reporting Persons.


                               Page 14 of 57 Pages

                                    SIGNATURE


     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 1997


                                            /s/ Mark B. Fisher
                                            ------------------------------
                                            MARK B. FISHER


                                            MBF CAPITAL CORP.


                                            By: /s/ Mark B. Fisher
                                               ---------------------------
                                                Mark B. Fisher, President


                                            MBF BROADBAND SYSTEMS, L.P.

                                            By: MBF Broadband Systems, Inc.,
                                                General Partner


                                            By: /s/ Mark B. Fisher
                                               ---------------------------
                                                Mark B. Fisher, President


                                            PHINEAS BROADBAND SYSTEMS, L.P.

                                            By: MBF Broadband Systems, Inc.,
                                                General Partner


                                            By: /s/ Mark B. Fisher
                                               ---------------------------
                                                Mark B. Fisher, President


                               Page 15 of 57 Pages

                                  Exhibit Index


Sequential
Exhibit No.                        Description                          Page No.
-----------                        -----------                          --------



         1        Agreement dated August 11, 1997 among                    17
                  the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d - 1(f)(1).

         2        Promissory Note dated July 28, 1997 issued               18
                  by Mark B. Fisher to the order of The Bank of New York.

         3.1      Non-Recourse Secured Promissory                          21
                  Note dated July 29, 1997 issued by MBF
                  Capital Corp. to the order of the Company.

         3.2      Pledge Agreement dated July 29, 1997                     23
                  between MBF Capital and the Company.

         4        Stockholders' Agreement dated July 29,                   28
                  1997 among the Company and several
                  stockholders, including the Reporting
                  Persons.

         5        Stockholders Agreement [InterPurchaser                   50
                  Agreement] dated as of July 1997 among
                  several stockholders of the Company,
                  including the Reporting Persons.




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